P.E. 12/31/01

02011884

SECURITIES AND EXCHANGE COMMISSION

0-26792

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2001

PUBLICIS-ARIELY LTD.

(Translation of Registrant's name into English)

28 Bezalel Street, Ramat-Gan, 52521, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: **Form 20-F ☑** **Form 40-F ☐**

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: **Yes ☐** **No ☑**

P U B L I C I S - A R I E L Y LTD.

PUBLICIS-ARIELY LTD.

Attached hereto as Exhibit 1 and incorporated by reference hereto are the Registrant's unaudited condensed financial statements for the nine months period ended September 30, 2001.

Attached hereto as Exhibit 2 and incorporated by reference hereto is a copy of the Registrant's press release dated December 26, 2001 announcing the Registrant's financial results for the nine months period ended September 30, 2001.

PUBLICIS-ARIELY

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersign, thereunto duly authorized.

PUBLICIS-ARIELY LIMITED

by: /s/______________________

Ofer Hirchson

General Manager

Dated: December 31, 2001

Publicis Ariely Ltd.
28 Bezalel st., Ramat-Gan 52521, Israel
Tel. 972-3-6114445, Fax. 972-3-6114450

EXHIBIT INDEX

Exhibit No.	Description
1.	Unaudited condensed financial statements for the nine months period ended September 30, 2001.
2.	Press release dated December 26, 2001

Exhibit 1

PUBLICIS-ARIELY LTD.

(A company in a the development stage)

BALANCE SHEETS

AS OF SEPTEMBER 30, 2001

	December 31, 2000	September 30, 2001	Convenience translation (Note 3) September 30, 2001
	Audited	Unaudited	Unaudited
	Adjusted NIS		U.S. dollars
		(In thousands)	
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	40,257	40,448	9,288
Accounts receivable	-	256	59
	40,257	40,704	9,347
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	805	956	220
SHAREHOLDERS' EQUITY:			
Share capital	4,179	4,179	960
Additional paid-in capital	32,726	32,726	7,514
7Retained earnings	2,682	2,682	616
Earnings accumulated during the development stage	33	329	76
Treasury shares, at cost	(168)	(168)	(39)
Total shareholders' equity	39,452	39,748	9,127
	40,257	40,704	9,347

The accompanying notes are an integral part of the financial statements.

PUBLICIS-ARIELY LTD.
STATEMENTS OF INCOME
FOR THE NINE MONTHS AND THREE MONTHS ENDED SEPTEMBER 30, 2001

	Year ended December 31, 2000	Three months ended September 30, 2001	Nine months ended September 30, 2001	Period from December 10, 2000 through September 30, 2001	Convenience translation (Note 3) Nine months ended September 30, 2001	Convenience translation (Note 3) Period from December 10, 2000 through September 30, 2001
	Audited		Unaudited		Unaudited	
		Adjusted NIS			U.S. dollars	
		(In thousands, except per share amounts)				
General and administrative expenses	-	758	881	881	202	202
Financial income, net	51	273	1,344	1,395	309	320
Taxes on income	18	(173)	167	185	38	42
Income (loss) from continuing operations	33	(312)	296	329	67	76
Net income from discontinued operations	4,152	-	-	-	-	-
Net income (loss)	4,185	(312)	296	329	67	76
Earnings per share:						
Basic:						
From continuing operations	0.01	(0.10)	0.10	0.10	0.02	0.02
From discontinued operations	1.35	-	-	-	-	-
Net earnings	1.36	(0.10)	0.10	0.10	0.02	0.02
Earnings per share:						
Diluted:						
From continuing operations	0.01	-	-	-	-	-
From discontinued operations	1.35	-	-	-	-	-
Net earnings	1.36	-	-	-	-	-
Weighted average number of shares (in thousands):						
Basic	3,051	3,051	3,051	3,051		
Diluted	3,088	3,051	3,051	3,051		

The accompanying notes are an integral part of the financial statements.

NOTE 1:- GENERAL

a. Publicis-Ariely Ltd. ("the Company"), together with its former subsidiaries ("the Group"), was through December 2000 a leading full service advertising agency which provided a broad range of advertising services in Israel.

On December 10, 2000, the Extraordinary General Meeting of the beneficial owners ("the shareholders") of the Ordinary shares of the Company approved and adopted the agreement with Publicis Ariely Advertising 2000 Ltd. ("NewCo"), a private company incorporated in Israel, whose main shareholder is the Company's former parent company, pursuant to which:

NewCo purchased from the Company and the Company sold, transferred and assigned to NewCo all of the business and activity of the Company as of July 1, 2000 ("the effective date"), including, but not limited to, clients, agreements, obligations and assets, goodwill, certain insurance policies, cash and interest bearing cash equivalents, including shares of all of the subsidiaries and other companies owned by the Company ("the transferred business").

The excess of the consideration of the transferred business over the book value of the assets transferred as of September 30, 2000 was recorded in 2000 as additional paid-in capital. The earnings accumulated from July 1, 2000 through the closing date and the applicable taxes were deducted from additional paid-in capital.

Since that date, the Company has no new business activities and it is in the development stage.

b. Statement of cash flows has not been presented, due to lack of material additional information.

c. These financial statements have been prepared as of September 30, 2001 and for the period of nine months and three months then ended and are to be read in conjunction with the annual financial statements of the Company as of December 31, 2000 and their accompanying notes.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the annual financial statements of the Company as of December 31, 2000, are applied consistently in these financial statements.

NOTE 3:- FINANCIAL STATEMENTS IN ADJUSTED VALUES

The accompanying financial statements are prepared on the basis of the historical cost adjusted to the changes in the general purchasing power of the NIS.

Comparative figures in these financial statements were adjusted to the NIS of September 30, 2001.

The Israeli Consumer Price Index increased by 2.0% during the nine months ended September 30, 2001 (nine months ended September 30, 2000 - decreased by 0.5%). The exchange rate of the U.S. dollar increased by 7.8% (nine months ended September 30, 2000 - decreased by 3.1%).

The adjusted interim financial statements as of September 30, 2001 and for the nine months then ended have been translated into U.S. dollars using the representative exchange rate as of that date ($ 1 = NIS 4.355). The translation was made solely for the convenience of the reader.

The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.

NOTE 4:- IMPLEMENTATION OF THE NEW ACCOUNTING STANDARDS AND THEIR EFFECT ON THE FINANCIAL STATEMENTS

a. In May 2001, the Israel Accounting Standards Board published Accounting Standard No. 7 regarding post balance sheet events, and Accounting Standard No. 8 regarding discontinuing operations and in July 2001, Accounting Standard No. 11 regarding segment reporting and in October 2001, Accounting Standard No. 12 regarding the discontinuation of adjusting of financial statements for inflation (see b. below), and Accounting Standard No. 13 regarding the effects of changes in foreign exchange rates.

There are several provisions in Accounting Standard No. 7 with regard to events requiring adjustment post balance sheet date, and events which do not require adjustment post balance sheet date, and among them are provisions, such as the accounting for a dividend, which are different from those applied until now. Accounting Standard No. 7 will apply to financial statements for periods ending on or after December 31, 2001.

Accounting Standard No.8 prescribes provisions for presentation and disclosure with regard to the treatment of discontinued operations, among them provisions regarding presentation which are different from those applied until now. Accounting Standard No. 8 will apply to financial statements for periods commencing on or after January 1, 2002.

Accounting Standard No. 11 prescribes provisions with respect to reporting according to segments. Accounting Standard No. 11 is based on International Accounting Standard No. 14, pursuant to which the Company prepared its financial statements, since International Standard No. 14 constituted the accepted practice in Israel. Accounting Standard No. 11 will apply to the financial statements for periods commencing January 1, 2002.

Accounting Standard No. 13 prescribes provisions with respect to the effects of changes in foreign exchange rates. This Standard replaces Interpretation No. 8 and Interpretation No. 9 to Opinion No. 36 of the Institute of Certified Public Accountants in Israel, which are invalid with the cessation of the adjustment of the financial statements. The Standard deals with the translation of transactions in foreign exchange rates and the translation of financial statements of foreign operations for the purpose of their inclusion in the financial statements of the reporting company. The provisions of Accounting Standard No. 13 with respect to foreign exchange rates translations are different from those applied until now. Accounting Standard No. 13 will apply to financial statements for periods commencing after December 31, 2002.

In the estimation of the Company, the effect of the new Standards detailed above on its results of operations, financial position and its cash flows is not expected to be material.

b. Discontinuation of adjusting of financial statements:

During October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 which deals with the discontinuance of adjusting of financial statements. In accordance with this Standard, commencing January 1, 2003, financial statements will cease being adjusted for inflation. Until December 31, 2002, the Company will continue to prepare adjusted financial statements in conformity with Opinion No. 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts included in the financial statements as of December 31, 2002, will serve as the reference point for nominal financial reporting beginning January 1, 2003.

In the estimation of the Company, the effect of this Standard on the results of operations is expected to be material.

NOTE 5:- OPTIONS

In January 2001, 125,000 options expired.

NOTE 6:- SUPPLEMENTAL INFORMATION

a. On April 27, 2001, Sahar Finance (1982) Ltd. ("Sahar Finance"), the controlling shareholder of Sahar (Investec) Ltd. ("Sahar") (the parent company), entered into an agreement for the sale of substantially all of its holdings in Sahar to Oz Investments Company Ltd., ("Oz"). Immediately after the closing of this transaction, on September 5, 2001, a new board of directors was elected for the Company (as well as for Sahar).

b. On July 10, 2001, the Company's Board of Directors resolved to purchase a real estate portfolio from Oz, for approximately $ 16.4 million. The portfolio consists of the following:

1. Income generating properties, parking lots and future construction rights on such properties.

2. Apartments for sale.

3. Property management companies.

The transaction was approved by the general meeting of the shareholders of the Company held on November 20, 2001 and became effective as of that date.

According to the terms of the commitment, the Company must pay Oz the amount of 55.1% of the consideration for the purchase on the date on which the transaction is approved (in addition to an advance in the amount of 4.9% which was already paid). The balance of the proceeds will be paid upon the ownership of the assets being registered in the Company's name. Until the date of the payment of the additional consideration, the Company will be entitled to 60% of the income from the real estate properties which are being transferred.

c. On July 12, 2001, the Company's Board of Directors decided, subsequent to the approval of the audit committee, to pay Oz for office services and for the handling of properties a consideration in the amount of NIS 185 thousand per month.

During the period between the beginning of June and the date on which the transaction was completed, Oz will be paid a monthly amount of only NIS 115 thousand.

- - - - - - - - - -

Exhibit 2

P U B L I C I S - A R I E L Y LTD.

FOR IMMEDIATE RELEASE

PUBLICIS-ARIELY LTD. REPORTS RESULTS OF FIRST NINE-MONTHS OF 2001

Tel-Aviv, Israel, December 26, 2001 – Publicis-Ariely Ltd. (OTCBB: PSAYF), today announced that net income for the nine months ended September 30, 2001 was NIS 296,000 ($67,000).

Publicis-Ariely Ltd. was through December 2000 a leading full service-advertising agency, which provided a broad range of advertising services in Israel. On December 25, 2000, the company sold all its business activity, effective as of July 1, 2000, for NIS 38,050,000 (approximately $9,416,000). Currently, the company is not active in any business, and it is exploring various possibilities for future activities.

On July 10, 2001, the new Board of Directors resolved to purchase a real estate portfolio from Oz Investment Company Ltd. for approximately $16.4 million, and on November 20, 2001, the shareholders of the company, at their annual general meeting, approved the acquisition. The portfolio consists of the following:

a. Income generating properties, parking lots and future constructions rights in such properties.

b. Apartments for sale.

c. Property management companies.

For information about the company, please contacts Ofer Hirchson and/ or Asher Zamir, Publicis-Ariely Ltd., at telephone number (972-3) 611-4445.

FINANCIAL TABLES FOLLOW

(the information contained in the financial tables has been translated into U.S. dollars using the exchange rate of September 30, 2001 of NIS 4.355 for each U.S. $1.00)

PUBLICIS-ARIELY LTD.

STATEMENT OF INCOME

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2001

	Adjusted New Israeli Shekels			Convenience Translation into U.S. dollars (1)	
	Nine months period ended September 30, 2001	Period from December 10, 2000 to September 30, 2001	Year ended December 31, 2000	Nine months Period ended September 30, 2001	Period from December 10, 2000 To September 30, 2001
	(Unaudited)	(Unaudited)	(Audited)	(Unaudited)	(Unaudited)
			In thousands		
Net income from continued operations	296	329	33	67	76
Net income from discontinued operations			4,152		
Net income	296	329	4,185	67	76
Earning per share:					
Basic:					
From continuing operations	0.1	0.1	0.01	0.02	0.02
From discontinued operations			1.35		
Net income	0.1	0.1	1.36	0.02	0.02
Diluted:					
From continuing operations	-	-	0.01	-	-
From discontinued operations			1.35		
Net income	-	-	1.36	-	-
Weighted average number of shares (in thousands):					
Basic	3,051	3,051	3,051		
Diluted	3,051	3,051	3,088		

(1) For convenience purposes, certain information contained herein has been translated into United States dollars using the representative rate of exchange of dollar as of September 30, 2001 ($1.00 = NIS 4.355).

FORWARD LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S FINANCIAL CONDITION AND RESULTS OF OPERATIONS INCLUDED IN THIS RELEASE ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, PRODUCT DEMAND, PRICING, MARKET ACCEPTANCE, CHANGING ECONOMIC CONDITIONS, RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT AND THE EFFECT OF THE COMPANY'S ACCOUNTING POLICIES, AS WELL AS CERTAIN OTHER RISK FACTORS WHICH ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.